  Chemomab Therapeutics Ltd.
Kiryat Atidim, Building 7
Tel Aviv, 6158002,
Israel
 +972-77-331-0156

June 2, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chemomab Therapeutics Ltd.
Request to Withdraw Registration Statement on Form S-1
File No. 333-269218

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Chemomab Therapeutics Ltd. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1, File Number 333-269218, together with all amendments and exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practicable date thereafter. The Registration Statement was originally filed on January 13, 2023 and was amended on February 21, 2023, February 22, 2023, March 21, 2023, March 22, 2023 and May 19, 2023.

The Company has determined to withdraw the Registration Statement and not to pursue the public offering at this time. The Company confirms that the Commission has not declared the Registration Statement effective under the Securities Act and no securities were sold in connection with the offering contemplated by the Registration Statement.

We request that the Commission grant this application for the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.  It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you are in need of additional information, please feel free to contact Matthew Rudolph, Adv. of Meitar | Law Offices at +972 (3) 610-3100.

Very Truly Yours,

CHEMOMAB THERAPEUTICS LTD.

		By:	/s/ Adi Mor
		Name:	Adi Mor
		Title:	Director and Chief Scientific Officer

cc:	Matthew Rudolph, Adv.
Meitar | Law Offices